LEAD INVESTOR



Tiana Laurence

Accelerate3D is building the infrastructure and capabilities for distributed manufacturing. In the face of globalization, they create the tools that allow American innovators to quickly and inexpensively prototype their innovation. Their team is experienced and has the character to grow successfully. They have also established that the market wants and needs their service. Accelerate3D also has surprising margins that are encouraging. We are investing as a lead because we believe that they will succeed in this market where others have failed.

Invested $6,250 this round